SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
               under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and
              15(d) of the Securities Exchange Act of 1934.

                          Commission File Number 1-8195

                                Manor Care, Inc.
             (Exact name of registrant as specified in its charter)

                              11555 Darnestown Road
                          Gaithersburg, Maryland 20878
                                 (301) 979-4000
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                     Common Stock, par value $.10 per share 7 1/2% Senior Notes due June 15, 2006
            (Title of each class of securities covered by this Form)


              (Titles of all other classes of securities for which
                  a duty to file reports under section 13(a) or
                                 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [ X ]                  Rule 12h-3(b)(1)(ii)  [   ]
     Rule 12g-4(a)(1)(ii) [   ]                  Rule 12h-3(b)(2)(i)   [   ]
     Rule 12g-4(a)(2)(i)  [   ]                  Rule 12h-3(b)(2)(ii)  [   ]
     Rule 12g-4(a)(2)(ii) [   ]                  Rule 15d-6            [   ]
     Rule 12h-3(b)(1)(i)  [ X ]

     Approximate number of holders of record as of the certification or notice date: 0 holders of Common Stock and 27 holders of 7 1/2% Senior Notes due June 15, 2006.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Manor Care, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: September 25, 1998             BY:  /s/ James H. Rempe
                                          ----------------------------------
                                          Name:   James H. Rempe
                                          Title: Senior Vice President